Exhibit 1.1

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Investor Relations	Media Relations

Craig Celek CDC Corporation 212.661.2160 craig.celek@cdccorporation.net	Jen Buchhalter Articulate Communications Inc. 617.451.7788, ext. 16 jbuchhalter@articulatepr.com

Holland Colours Consolidates Global Operations
on Ross Systems ERP

Color Pigment and Concentrate Manufacturer Completes Rollout of Worldwide Production
Locations; Management Already Benefiting from Added Visibility

ATLANTA – March 29, 2006 – Ross Systems, Inc. (“Ross”) a global provider of enterprise software solutions and a division of CDC Software, the enterprise software company of CDC Corporation (NASDAQ: CHINA), today announced that Holland Colours NV has completed the large-scale rollout of Ross Systems’ Enterprise Resource Planning (“ERP”) software solution. As its global technology platform, the Ross ERP will help Holland Colours centralize operations, streamline quality assurances with international clients and facilitate internal information exchange between all locations.

Holland Colours is a global company with more than 12 locations worldwide and customers in more than 70 countries. The company’s primary production of color pigments and color concentrates for the production of synthetics occurs in its principal locations – the Netherlands, the United States, Hungary, Indonesia and Mexico. Lacking a technology platform to tie each location together, each production facility began to develop individual administration methods and autonomous working procedures.

“With the rapid growth of our company, we needed to achieve one concise view of the entire organization, combining information from individual locations,” said Gert Jan Luiten, CFO of Holland Colours. “In our search for an ERP solution provider, we established two important requirements – one for a software vendor with a deep knowledge of the chemical industry and also for production planning and management capabilities. Ross Systems met both of these requirements.”

With the Ross ERP as its operational system of record, Holland Colours now has a centralized platform from which company executives can pull production information instantaneously from each of the company’s global locations. The company has already seen improvements in process efficiencies. Financial data can be quickly consolidated, providing faster and more accurate insight into global production numbers. With this single information source, the company also looks to regulate quality control processes to achieve the same quality standards for each of its products and international customers.

“Powered by the Internet Application Framework™, the Ross ERP enables companies such as Holland Colours to easily consolidate global operations on one centrally managed platform,” said Scot McLeod, senior vice president of marketing for Ross. “With one system, companies no longer see lag time between information transfers, and company executives can access information in real time, gaining valuable insight into business operations regardless of the physical locations.”

About Holland Colours NV

Founded in 1979 in Apeldoorn, the Netherlands, Holland Colours NV is active in the business-to-business market of colouring systems for plastics. The company is a global supplier of innovative and cost-effective colour and additive concentrates to a number of selected markets, including building and construction, plastic packaging, and silicones and elastomers. Holland Colours is currently active at 12 locations of its own and has a network of agents. Roughly 90 percent of the total group production is produced at four principal production locations in the Netherlands, the United States, Hungary and Indonesia. The company does business with more than 2,000 clients in more than 70 countries.

About Ross Systems
Ross Systems, Inc., a software unit of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website www.cdccorporation.net.

About CDC Software
CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 3,500 customers worldwide.

For more information about CDC Corporation, please visit the website www.cdcsoftware.com.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Ross to address the needs of its chemicals customers specifically Holland Colours NV, and the ability of Holland Colours NV to streamline operations, consolidate information from global locations and improve quality control across multiple locations. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the chemical industry; the continued ability of Ross’ solutions to address industry-specific requirements of chemical manufacturers; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow chemical companies to compete more effectively; changes in the type of information required to compete in the chemical product business and the positioning of Ross’ solutions in the chemical industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005). All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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